                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                               PATLEX CORPORATION
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    703245100
                                 --------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 27, 1995
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 9 Pages
                             Exhibit Index: Page 8

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                                  SCHEDULE 13D

CUSIP NO. 703245100                                           PAGE 2 OF 9 PAGES

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

             George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2     Check the Appropriate Box If a Member of a Group*
                                          a.  / /
                                          b.  / /

3     SEC Use Only

4     Source of Funds*

             AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6     Citizenship or Place of Organization

              United States

                     7       Sole Voting Power
 Number of                          243,741
   Shares
Beneficially         8       Shared Voting Power
  Owned By                          0
    Each
  Reporting          9       Sole Dispositive Power
   Person                           243,741
    With
                     10      Shared Dispositive Power
                                    0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    243,741

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* / /


13   Percent of Class Represented By Amount in Row (11)

                            9.66%

14   Type of Reporting Person*

            IN; IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER.

       This statement on Schedule 13D relates to shares of common stock, $.10 par value (the "Patlex Shares"), of Patlex Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 250 Cotorro Court, Las Cruces, New Mexico 88005. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report a recent transaction in the Patlex Shares as a result of which the Reporting Person may be deemed the beneficial owner of in excess of 5% of the outstanding Patlex Shares.

ITEM 2.     IDENTITY AND BACKGROUND.

       This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement on Schedule 13D relates to Patlex Shares held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), which has granted investment discretion to SFM pursuant to an investment advisory contract.

       SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, N.Y., N.Y. 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quantum Partners. SFM's contract with Quantum Partners (the "SFM Contract") provides that SFM is responsible for designing and implementing Quantum Partners' overall investment strategy, for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quantum Partners; and for allocating and reallocating Quantum Partners' assets among the outside managers and itself.

       Pursuant to regulations promulgated under Section 13(d) of the Act, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Patlex Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

       The principal occupation of the Reporting Person, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

       During the past five years, none of the Reporting Person, Quantum Partners, and any other person identified in response to this Item 2 has been
(a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Prior to September 27, 1995, Quantum Partners owned 1,949,933 shares of common stock in AutoFinance Group, Inc. ("AutoFinance"). At that time, the Issuer was a wholly-owned subsidiary of AutoFinance. On March 20, 1995, AutoFinance, KeyCorp, an Ohio corporation, and KeyCorp Finance Inc. ("Finance"), an Ohio corporation and wholly owned subsidiary of KeyCorp, executed an Agreement of Merger (the "Merger Agreement") providing for AutoFinance to merge with and into Finance (the "Merger"). On September 27, 1995, the Merger was consummated and AutoFinance was merged with and into Finance. Concurrent with the Merger, shareholders in AutoFinance received one Patlex Share for each eight shares of AutoFinance common stock that such shareholders held at the time of the Merger. As a result of such distribution of Patlex Shares, Quantum Partners became the owner of 243,741 Patlex Shares.

       The Patlex Shares held by Quantum Partners may be held through margin accounts maintained with Arnhold and S. Bleichroeder, Inc. or other brokers, which extend margin credit to Quantum Partners as and when required to open or carry positions in its margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Patlex Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.     PURPOSE OF TRANSACTION.

       Quantum Partners acquired the Patlex Shares as a result of the Merger, as described in Item 3 herein. The Reporting Person has no present plans or proposals that would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions and other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

       (a) The aggregate number of Patlex Shares of which the Reporting Person may be deemed a beneficial owner is 243,741 (approximately 9.66% of the total number of Patlex Shares outstanding).

        Stanley Druckenmiller, a Managing Director of SFM, also serves as President and Chairman of the Board of Directors of Priority Investment Management Inc. ("Priority"), a registered investment adviser. Accounts of investment advisory clients over which Priority exercises investment discretion hold 70,312 Patlex Shares (approximately 2.79% of the total number of Patlex Shares outstanding). By reason of his position with Priority, Mr. Druckenmiller may be deemed to be the beneficial owner, for purposes of Rule 13d-3 under the 1934 Act, of all such Patlex Shares. Mr. Soros expressly disclaims beneficial ownership of any Patlex Shares not held directly by Quantum Partners.

       (b) Pursuant to the terms of the SFM Contract, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including the Patlex Shares.

       (c) Except as described in Item 3 hereof, each of which is incorporated in this Item 5(c) by reference, there have been no transactions in the Patlex Shares effected since August 11, 1995 (the 60 days prior to the date hereof).

       (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

       The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       (a) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

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                                                                          Page 6


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 6, 1995                      GEORGE SOROS

                                                By:  /s/ Sean C. Warren
                                                     --------------------------
                                                     Sean C. Warren
                                                     Attorney-in-Fact

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                                                                          Page 7


                                    ANNEX A


              The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                 Scott K. H. Bessent
                                 Walter Burlock
                                 Stanley Druckenmiller
                                 Arminio Fraga
                                 Gary Gladstein
                                 Robert K. Jermain
                                 David N. Kowitz
                                 Donald H. Krueger
                                 Elizabeth Larson
                                 Jay Misra
                                 Gabriel S. Nechamkin
                                 Steven Okin
                                 Dale Precoda
                                 Lief D. Rosenblatt
                                 Mark D. Sonnino
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

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                                                                          Page 8


                               INDEX OF EXHIBITS

EXHIBIT                                                                     PAGE
-------                                                                     ----
  A         Power of Attorney dated October 27, 1994 granted by
            Mr. George Soros in favor of Mr. Sean Warren.                      9

